May 14, 2026

Chad Paris
Chief Financial Officer
The Marcus Corporation
111 East Kilbourn Avenue, Suite 1200
Milwaukee, WI 53202-6628

        Re: The Marcus Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2025
            File No. 001-12604
Dear Chad Paris:
       We have reviewed your filing and have the following comment.
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2025
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 55
1. Please tell us how you computed the fiscal 2024 debt conversion expense referencing authoritative literature you relied upon. In doing so, please explain why the repurchase impacted equity as evidenced by the "Convertible Senior note repurchase" line item in your Consolidated Statements of Shareholders' Equity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services